SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

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FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Shareholders Approved
Ps. 1,620 Million Dividend

Monterrey, Mexico, April 22, 2008— Fomento Económico Mexicano, S.A.B. de C.V. (NYSE: FMX; BMV: FEMSAUBD) (“FEMSA” or the “Company”) held its Annual Ordinary General Shareholders Meeting today, during which shareholders approved the annual report for 2007 presented by the Board of Directors, the Company’s consolidated financial statements for the year ended December 31, 2007, the declaration of dividends corresponding to fiscal year 2007 and the composition of the Board of Directors for 2008.

Shareholders approved the payment of a dividend in the amount of Ps. 1,620 million. The dividend will be paid as of May 8, 2008 in the amount of Ps. 0.100985875 per each Series “D” share and Ps. 0.0807887 per each Series “B” share, corresponding to Ps. 0.4847322 per “BD” Unit (BMV: FEMSAUBD), which is equivalent to Ps. 4.847322 per ADR (NYSE: FMX) and Ps. 0.4039435 per “B” Unit (BMV: FEMSAUB). In accordance with Mexican legislation requirements, shareholders approved the maximum amount that can potentially be used for stock repurchases during 2008, setting the amount at Ps. 3,000 million.

In addition, at the special shareholders meetings, shareholders approved the proposals to maintain the current unit structure for our shares, and to maintain our existing share structure beyond May 11, 2008. In order to maintain this unchanged share and unit structure, our shareholders also voted for the amendment of the Company’s bylaws.

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FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico, with presence in Brazil, and an important beer exporter to the United States and other countries; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 5,500 stores.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

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FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By: /s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer
Date: April 22, 2008